

June 10, 2024

Ivan Hsia
Chief Financial Officer
Asia Pacific Wire & Cable Corporation Limited
15/Fl. B, No. 77, Sec. 2
Dunhua South Road
Taipei, 106, Taiwan
Republic of China

Re: **Asia Pacific Wire & Cable Corporation Limited**
    Form 20-F for the Year Ended December 31, 2023
    Filed April 29, 2024
    File No. 001-14542

Dear Ivan Hsia:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Year Ended December 31, 2023

Financial Statements
Notes to the Consolidated Financial Statements
27. Financial Risk Management Objectives
27(d) Capital management, page F-84

1.   We refer to "net debt" and "gearing ratio." Please tell us whether these measures are currently required to be disclosed by your home country or other applicable securities regulators. If these measures are not currently required to be disclosed by IFRS, Commission Rules, or regulatory requirements, it appears that they are non-IFRS measures as defined by Item 10(e)(2) in Regulation S-K. Therefore, please expand your disclosure in your future filings to explain how it was calculated, and provide reconciliation to the most directly comparable IFRS measure. Refer to General Instruction C(e) of Form 20-F. To the extent this is not required by IFRS, please revise to

remove this apparent non-IFRS measure from your financial statement footnotes. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Clark at 202-551-3624 or Melissa Gilmore at 202-551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing